[redacted]

SECURIT 12010916 ION

SEC
Mail Processing
Section

FEB 22 2012

Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 W. Coast Highway
(No. and Street)

Newport Beach	CA	92663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard H. Lemmon, Jr. 949-574-9286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road,	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard H. Lemmon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JESSICA FUSON
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1945243
ORANGE COUNTY
My Comm. Exp. July 23, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Orange)

On Feb 9, 2012 before me, Jessica Fuson, Notary Public
(insert name and title of the officer)

personally appeared Richard H. Lemmon, Jr,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

JESSICA FUSON
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1945243
ORANGE COUNTY
My Comm. Exp. July 23, 2015

WITNESS my hand and official seal.

Signature _______________ **(Seal)**

Port Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report

Board of Directors
Port Securities, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Port Securities, Inc as of December 31, 2011 and related statements of income, changes in financial condition, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Port Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Port Securities, Inc. as of December 31, 2011 and the results of its operations, changes in financial condition and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2012

Port Securities, Inc.

Statement of Financial Condition

December 31, 2011

Assets

Cash - checking		$ 51,549
Clearing deposit		26,289
Commissions receivable		12,798
Deposits		393
Prepaid expenses		1,911
Total Assets		$ 92,940

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses		$ 16,610
Total Liabilities		16,610
Stockholder's Equity		
Common stock (1,500 shares authorized and 51 shares issued and outstanding, no par value)	$ -	
Paid-in capital	28,500	
Retained earnings	47,830	76,330
Total Liabilities and Stockholder's Equity		$ 92,940

See Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Commissions	$ 177,957
Miscellaneous income	56
Total Revenues	178,013
Direct Costs	
Clearing charges	26,458
Commissions expense	63,663
Quotes & research	3,388
Total Direct Costs	93,509
Gross Profits	84,504
Operating Expenses	
Auto	8,662
Equipment rent	1,440
Insurance	1,481
Office expense	2,440
Professional services	4,000
Regulatory fees	3,937
Rent	7,747
Salaries, wages and related expenses	21,810
Telephone	4,981
Travel and entertainment	15,359
All others	11,741
Total Operating Expenses	83,598
Income Before Tax Provision	906
Income Tax Provision	800
Net Income	$ 106

See Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2010	1,500	$ -	$28,500	$ 47,724	$ 76,224
Net Income				106	106
Balance, December 31, 2011	1,500	$ -	$28,500	$ 47,830	$ 76,330

See Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Changes in Financial Condition
December 31, 2011

Cash Flows from Operating Activities:		
Net income	$	106
Changes in operating assets and liabilities:		
Commissions receivable		(2,945)
Prepaid expenses		903
Accrued expenses		674
Net cash used in operating activities		(1,262)
Cash Flows for Investing Activities:		-
Cash Flows for Financing Activities		-
Net decrease in cash		(1,262)
Cash at beginning of year		79,100
Cash at end of year	$	77,838
SUPPLEMENTAL INFORMATION		
Interest paid	$	-
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

Port Securities, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Port Securities, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of June 4, 1998. The Company was incorporated July 9, 1997 under the laws of the State of California, and is a member of the National Association of Securities Dealers, Inc. (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold customer funds and/or securities. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c-3 (k) (2) (ii) and is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes
The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

Revenue
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Port Securities, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 – CLEARING BROKER DEPOSIT

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000.

NOTE 4 – PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2011. The provision for income taxes for the year consists of 1.5% of net income before taxes.

NOTE 5 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net Capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $74,026 which was $69,026 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($16,610) to net capital was .22 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk.

The Company is currently operating under a month to month standard commercial lease for use of its current office space.

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 1, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Port Securities, Inc.
Schedule I - Computation of Net Capital Requirement Pursuant
To Rule 15c3-1
December 31, 2011

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 76,330
Nonallowable assets:	
Deposits	(393)
Prepaid expenses	(1,911)
Net Capital	$ 74,026
Computation of Net Capital Requirement	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 1,107
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 69,026
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 69,026
Computation of Aggregate Indebtedness	
Total liabilities	$ 16,610
Ration of debt to net capital	.22 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 74,035
Variance:	
Increase in accrued expenses	-
Rounding	(9)
Net Capital per Audit Report	$ 74,026

See Accompanying Notes to Financial Statements

Port Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Port Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Port Securities, Inc.
Newport Beach, CA

In planning and performing my audit of the financial statements of Port Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Port Securities, Inc.
Newport Beach, CA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2012